UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.

(Registrant)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 6, 2025, Quantum BioPharma Ltd. (the “Company”), provided notice to H.C. Wainwright & Co., LLC (“HCW”) of its election to terminate the At The Market Offering Agreement entered into on October 31, 2025 (the “Sales Agreement”). Pursuant to Section 8(a) of the Sales Agreement the Company is required to provide 10 business days prior notice of termination. The at-the-market offering will terminate on December 20, 2025. Following such termination, the Company may not sell any further class B subordinate voting shares under the Sales Agreement.

The Sales Agreement is included in the Company’s Current Report on Form 6-K furnished to the SEC on November 3, 2025.

Pursuant to the Sales Agreement, the Company previously filed a prospectus supplement pursuant to which it may offer and sell, from time to time, class B subordinate voting shares having an aggregate offering price of up to $21,225,000 through HCW as the sales agent. As of the date of this report, the Company has not sold any class B subordinate voting shares of common stock.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM BIOPHARMA LTD.
(Registrant)

Date December 8, 2025	By	/s/ Donal Carroll
Donal Carroll
Chief Financial Officer